UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 2, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer



P-71
Itapu Field

PETROBRAS

4th quarter 2022 Performance

Webcast
March 02, 2023

Disclaimer

The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 4Q22 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

Non-sec compliant oil and gas reserves: cautionary statement for us investors

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

Safety as a value

TRI
Total recordable injuries
per million man-hours



1.63
1.08
1.01
0.76
0.56
0.54
0.68
2016
2017
2018
2019
2020
2021
2022

AMBITION OF ZERO FATALITIES

» Top metric TRI < 0.7



SIRLEY


BR PETROBRAS

ESG

Environmental, Social and Governance

Emission indicators

ESG
environmental

We remain on a downward trajectory according to the intensity targets set

E&P CARBON INTENSITY

$kgCO_2e$/boe produced



17.3
15.9
15.7
15.0
16.5
2019
2020
2021
2022
Target or AML* for 2022

● The rates in the Tupi and Búzios fields are 9.5 and 9.1 kgCO2e/boe, respectively

REFINING CARBON INTENSITY

$kgCO_2e$/CWT**



41.7
40.2
39.7
37.9
39.2
2019
2020
2021
2022
Target or AML* for 2022

● 36.6 kgCO2e/CWT: RefTOP refineries (RPBC, RECAP, REPLAN, REVAP, and REDUC)

CARBON INTENSITY	2025	E&P 15kgCO_2e/boe REFINING 36 kgCO_2e/CWT	2030	E&P 15kgCO_2e/boe REFINING 30 kgCO_2e/CWT

** AML = Acceptable Maximum Limit • **The CWT (Complexity Weighted Tonne) of a refinery considers the potential CO_2 emission, in equivalence to distillation, for each processing unit.*

Absolute Emissions

ESG
environmental

TOTAL OPERATIONAL EMISSIONS*

MM tCO_2e



59
56
62
48
2019
2020
2021
2022**

O&G OPERATIONAL EMISSIONS *

MM tCO_2e



51
48
47
44
2019
2020
2021
2022**

The low thermoelectric dispatch in 2022 affected significantly our result. In addition, the efficiency and loss reduction actions implemented in the operating segments and the divestments concluded at the end of 2021 and throughout 2022 were also vectors for lower GHG emissions.

Absolute operational emissions from O&G are on a downward trajectory, consistent with our long-term emissions neutrality ambition.

*Consider emissions related to Scopes 1 and 2, and include all operated assets

** The results of performance in emissions in 2022 will still be verified by a third party and variations may occur, with no significant changes expected

Carbon Capture, Utilization and Storage - CCUS

ESG
environmental

We have reached our Reinjection Target

In 2022, we injected 10.6 million tCO_2, our highest amount injected in a single year. In light of the accumulated result, our commitment was revised to reinject 80 million tCO_2 by 2025 in CCUS projects associated with Enhanced Oil Recovery (EOR). CO_2 reinjection will continue to play an important role in reducing the intensity of greenhouse gas emissions in oil and gas production.



CO2 Reinjection
million tCO2
4.6
7.0
8.7
10.6
2019
2020
2021
2022

ACCUMULATED CO_2 REINJECTION SINCE 2008: **40.8 MMt CO_2**

Highlights in Climate

ESG
environmental

We reduced methane emissions

We achieved an excellent performance in the reduction of methane intensity in the upstream segment, with a 60% reduction (compared to 2015), reaching 0.26 tCH_4/thousand tHC. This result is mainly due to the reduction of emissions associated with the ventilation of cargo tanks on platforms, among other actions to mitigate emissions.

We joined the UN initiative focusing on methane emission reduction

Recognized as the industry's most relevant in transparency and credibility in the provision of emissions data, the Oil&Gas Methane Partnership (OGMP) brings together more than 80 companies in the industry. The agreement provides for reinforcement in methane emissions management to meet the recently revised commitment of consolidating the 55% reduction in methane emissions intensity in the upstream between 2015 and 2022.


NOSSO COMPROMISSO COM A
SUSTENTABILIDADE
FOI NOVAMENTE RECONHECIDO PELO ÍNDICE DOW JONES
A Petrobras recebeu, pelo segundo ano consecutivo, nota máxima nos critérios de Relatório Ambiental, Riscos Relacionados à Água e Relatório Social no Dow Jones Sustainability Index World, um dos índices mais importantes do mundo na avaliação das melhores práticas de gestão social, ambiental e econômica.
É um reconhecimento dos nossos esforços e iniciativas ambientais, sociais e de governança e do nosso comprometimento com a sociedade e com o futuro.
Estratégico 2023-27 tem compromissos robustos
de redução da nossa pegada de carbono,
a ambição de neutralizar as
Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

We are part of the Dow Jones Sustainability Index

ESG

- The DJSI World is one of the most important sustainability indexes in the world, which evaluates the best social, environmental, and economic management practices.
- We got top marks in the criteria for Environmental Reporting, Water-Related Risks, and Social Reporting.
- The company also stood out in the Operational Eco-efficiency, Labor Practices, and Human Rights criteria.
- Qualification for the DJSI World for the 2nd consecutive year is recognition of Petrobras' efforts and initiatives in the environmental, social, and governance areas.

Governance

We have surpassed the mark of 30% of automated internal controls and gained prominence among the main industries with automation of its control environment.


AUTOMATED INTERNAL CONTROLS
7.0%
14.7%
26.2%
34.5%
2019
2020
2021
2022

IG-SEST (6th Cycle) - Level 1 Governance Certification for Petrobras.

Petrobras Code of Ethical Conduct - Incorporation and improvement of guidelines on issues related to ESG, Human Rights, Privacy and Data Protection.

Tax Policy - approved in Jan/23, reinforcing our commitment to fair and transparent taxation.



Return to society : R$ 279 billion in taxes and R$ 72 billion in dividends

66%[1] of the Cash Flow from Operations returned to society, and tax collection was a record in 2022


R$ billion
72
99
351
billion
in 2022
83
96
1
Federal
States
Municipalities
Government Take
Dividends



Note: Values presented on a cash basis
[1]Dividends, taxes and government take paid to the Federal Government, States and Municipalities divided by Cash Flow from Operations + taxes and government take paid



Financial

Highlights

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

Key financial highlights in 2022

Robust EBITDA	US$ 66.2 billion
Consistent OCF	US$ 49.7 billion
Net Debt	US$ 41.5 billion reduction of US$ 6.1 bi in relation to 2021
Increasing ROCE	15.9%, increase of 8.1 p.p. in relation to 2021
High Net Income	US$ 36,6 billion (R$ 188.3 billion)
Dividends Paid*	R$ 15.09 per share in 2022
Taxes Paid	R$ 279.0 billion
Proven Reserves 2022	10.5 billion of boe with reserves incorporation of 2 billion boe

Petrobras' best historical result

* *Value presented on a cash basis*

Key Highlights in 2022

Exceeding the Oil and Gas target's midpoint with Competitive cost

+2.6% oil production, +2.7% commercial production and +3.2% total. Lifting cost US$5.8/boe [1]

Start of Operations and Ramp Up

Start of operations of P-71 and FPSO Guanabara, which reached full production capacity in Jan/2023. Top production at P-68

Utilization Factor

88% - Highest level of refining utilization in the last 5 years

Record Production and Sales of Low Sulfur Diesel 10 ppm

59% of sales and 56% of production(in relation to total diesel volumes)

New Product Portfolio of Natural Gas

Diversification of terms and benchmarks for commercial products

Dow Jones Sustainability Index

Maximum score on Social Report, Water Related Risks, and Environmental Report criteria

Record of Patents

Record of patents in Brazil for the second consecutive year with over 1,100 active patents

Decarbonization and Sustainable Products

-1.05 million tCO_2/year (potential) (~ to 2 FPSOs) relative to first project portfolio approved for decarbonization fund

1st lot of R5 Diesel sold and 1st test of bunker use with renewable content conducted

Petrobras' best historical result

[1] *Lifting Cost - Brazil - without leasing*

External environment


BRENT
US$/bbl
-12%
+43%
73
80
101
114
101
89
71
101
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
2021
2022


EXCHANGE RATE
R$/US$ - average exchange rate
-4%
5.23
5.58
5.23
4.92
5.25
5.26
5.40
5.16
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
2021
2022



Solid EBITDA



US$ billion
-18%
11.3
11.2
17.4
17.6
13.9
14.4
4Q21
3Q22
4Q22
Adjusted EBITDA
Recurring Adjusted EBITDA

BRENT (US$/bbl)	80	101	89

- Lower Brent and oil product margins, higher exploration expenses and legal contingences

EBITDA by business segment

ADJUSTED EBITDA
US$ billion

Exploration & Production



-25%
13.9
11.0
3Q22
4Q22

- Devaluation of Brent and expenses recognized in the period

Refining, Transport and Commercialization



EBITDA with inventory turnover
EBITDA at replacement cost
-3%
2.9
2.8
3Q22
4Q22
-19%
4.4
3.5
3Q22
4Q22

- Lower diesel sales volume, partially offset by gasoline and oil exports and higher expenses with lawsuits
- Lower positive effect from inventory turnover due to lower Brent variation

Gas & Power



-25%
0.9
0.6
3Q22
4Q22

- Reduction due to non-recurring operations, despite stable natural gas and energy margins

Strong Cash Generation

EBITDA x OCF x FCF x FCFE Conciliation
US$ billion



66.2
-11.5
-1.2
-1.3
-1.7
-0.7
49.7
-9.6
40.1
4.8
7.3
52.3
-6.5
-1.8
-4.3
-1.1
0.3
38.9
-37.7
1.2
EBITDA 2022
Income Taxes
Working Capital ¹
TCF Petros
Judicial Deposits
Others
OCF 2022
Investim.
FCF 2022
Divest-ments
ECO
FCF After Divest. 2022
Net Financing²
Interest
Leasing Amorti.
Leasing Interest
Others³
FCFE 2022
Dividends paid to Petrobras shareholders
Cash Var. 2022

- OFC impacted by payment of income taxes, working capital (inventory), Petros Financial Commitment Term (TCF) and judicial deposits.
- Investments: Sépia and Atapu Transfer of Rights Surplus Signature Bonus (US$ 0.8 billion).
- Divestments: mainly Bacalhau field (US$ 1.0 billion), NTS (US$ 0.9 billion), Carmópolis Cluster (US$ 0.6 billion), Gaspetro (US$ 0.4 billion), Albacora Leste field (US$ 0.3 billion), Alagoas Cluster (US$ 0.2 billion), Recôncavo Cluster (US$ 0.2 billion), REMAN (US$ 0.2 billion) and Deten (US$ 0.1 billion).
- Compensation by ToR of Sepia and Atapu and by ToR of Búzios contributed strongly to cash generation.
- Financial debt management: Tender Offer (US$ 2.9 billion), Open Market Repurchase (US$ 2.4 billion), and Funding (US$ 2.9 billion) through 2022

[1] Accounts receivable, inventory and suppliers
[2] Includes funding, amortizations, prepayments and goodwill on securities repurchases
[3] Includes dividends received, participation of non-controlling shareholders, investments in securities and exchange variation on cash

OCF = Operational Cash Flow
FCF = Free Cash Flow
FCFE = Free Cash Flow to Equity
ToR = Transfer of Rights Surplus

Trajectory of our indebtedness



INDEBTNESS
US$ billion
Gross Debt
Net Debt
87
76
59
58.6
53.6
54.3
53,8
79
63
48
40.1
34.4
47.5
41.5
2019
2020
4Q21
1Q22
2Q22
3Q22
4Q22



AMORTIZATION PROFILE
US$ billion
Revolving credit lines
Cash
9.0
12.3
9.2
5.6
3.6
7.8
3.9
3.9
6.1
3.0
3.1
4.5
2.0
2.5
4.6
1.7
2.9
21.6
7.7
13.9
53.8
23.8
30,0
2023
2024
2025
2026
2027
2028 onwards
Total
Financing
Leasing

- Average debt maturity of 12.07 years
- Average financing rate of 6.5% p.y

Conclusion of the issue of Commercial Notes, of private placement, which served as backing for the public issue of Certificates of Real Estate Receivables, in the amount equivalent to US$ 280 million with maturity between 2030 and 2037

Evolution of Portfolio Management Projects

Teaser and nonbinding phase

- UTE UEGA
- RNEST
- REPAR
- REFAP
- Optical Fibers
- POSA (Argentina)

Binding phase

- Colombia Assets
- Mining Rights AM
- Metanor
- PBIO
- TBG
- TSB
- UTEs Suape II e Brasympe
- Fields in the Gulf of Mexico - USA
- Onshore Fields - BA
- Shallow and Deep-water Fields BA, CE and RJ
- Tartaruga Field- SE
- Uruguá and Tambaú Fields - RJ

Signed waiting for closing

Signed in 2022

- Lubnor
- Onshore Fields Potiguar Clt - RN
- Onshore Fields Norte Capixaba - ES
- Fields Golfinho and Camarupim Clt - ES

Signed in 2020

- Shallow Water Fields Pescada Cluster - RN

Closings

Closed in 2022

- Deten Química - BA
- Gaspetro
- REMAN
- SIX
- Onshore Fields Alagoas Cluster - AL
- Onshore Fields Carmópolis Clt - SE
- Papa-Terra Field- RJ
- Exp. Blocks in Paraná Basin
- Exp. Blocks in Potiguar Basin
- Onshore fields Recôncavo Cluster - BA
- Onshore Fields Fazenda Belém Cluster- BA
- Shallow Water Fields Peroá Cluster -ES

Closed in 2023

- Albacora Leste Fields - RJ

TOTAL CASH INFLOW IN 2022
US$ 4.8 billion

** Includes deferred payment for the sale of Carcará (US$ 950 million) and 90% of NTS (US$ 1 billion).*

Note:

- Refining, distribution, energy and natural gas assets (green)
- Exploration and production assets (blue)
- Change of project phase since 3Q22 (yellow-green outline)

Net Result


3Q22 x 4Q22
US$ billion
-7%
5.6
4.3
8.8
8.8
8.2
8.2
4Q21
3Q22
4Q22
Net Income
Recurring Net Income


2021 x 2022
US$ billion
122%
19.9
15.5
36.6
34.4
2021
2022
Net Income
Recurring Net Income

3Q22 x 4Q22

- Brent devaluation, lower oil products margins and higher impairment expenses
- Partially offset by the gains with co-participation agreements in the fields of Sépia, Atapu and Búzios and by the appreciation of the real against the dollar, generating a favorable financial result for Petrobras

Distribution of generated results[1]

REMUNERATION 4Q22

R$ 2.75 per share

Record Date: 04/27/2023

PAYMENT[2]

1st Installment on 05/19/23
- R$ 1.37/share

2nd Installment on 06/16/23
- R$ 1.37/share

Total Remuneration
R$ 2.75 per share

=

Policy Formula
60% x (OCF - Investments)
R$ 2.25 per share

+

Distribution of the remaining result
R$ 0.50 per share

Board Suggestions (by majority) for shareholders

Creation of a Statutory Reserve to retain the amount that exceeds the formula (R$ 0.50 per share).

If it is not created, or, if the entire balance is not retained ➔ Payment of this R$ 0.50 per share or the remaining balance on 12/27/2023, adjusted by the SELIC rate and deducted from the June installment.

[1] More information is available in the Material Fact released on 03/01/2023.

[2] Amounts will be corrected by the SELIC rate between 12/31/2023 until the effective payment date.

Highlights in

Exploration & Production

PETROBRAS



Fernando Borges

Chief Exploration & Production Officer

P-71 (Itapu),
Production capacity:
150 kbpd (oil) and
6 MM m^3/d (gas)

2% Growth on the operated production, compared to 2021



OPERATED PRODUCTION
million boed
+2%
3.57
3.64
2021
2022



OIL AND GAS PRODUCTION*
million boed
-3%
2.77
0.55
2.22
2.68
0.53
2.15
2021
2022
Oil
Gas



PRE-SALT PRODUCTION
million boed
+1%
70%
1.95
73%
1.97
2021
2022
Share on Total Production

** Reduction of 3% due to new partnerships on Transfer of Rights Surplus Contracts in Búzios, Atapu e Sépia*

We reached the target of 2.6 MMboe/d in 2022...


TOTAL PRODUCTION
kboed
TARGET
2,600
+4%
-4%
2,684
Target
Actual

YEAR HIGHLIGHTS

- We reached the production capacity of 180 kbpd in FPSO Guanabara in 8 months, with 4 production wells
- Early start of P-71 production, in Itapu field
- We reached the production capacity of 150 kbpd in P-68, in the fields of Berbigão and Sururu
- Conclusion of the assignment of 5% of our stake on the ToR Surplus of the Búzios field, to CNOOC. Final stakes in the Búzios Shared Deposit: Petrobras (89%), CNOOC (7,3%), CNODC (3,7%)

... and we continue to break records in our production

ANNUAL PRODUCTION PETROBRAS
Operated production · 2022
3.64 million boed
Pre-salt production · 2022
1.97 million boed

INDIVIDUAL PRODUCTION IN PLATFORM (PRE-SALT)
FPSO Carioca (Sépia)
Monthly · Nov/22 · Oil production
174 thousand bpd

OIL PRODUCTION PER WELL (PRE-SALT)
P-70: Poço ATP-6 (Atapu)
Monthly · Nov/22 · Oil production
56.5 kbpd

ASSOCIATED GAS UTILIZATION INDEX
Monthly · oct/22
98%
Annual · 2022
97.3%

Lifting cost in 2022

+16% increase due to volume of activities delayed during the pandemic


LIFTING COST - BRAZIL
Per layer, US$/boe, without leasing cost
TOTAL PRODUCTION BOE BRAZIL (2021, %)
LIFTING COST PER LAYER
TOTAL PRODUCTION BOE BRAZIL (2022, %)
8
13.7
17.0
Onshore + Shallow Water
6
21
9.8
11.7
Deepwater Post-salt
19
5.0
5.8
Total
71
2.7
3.5
Pre-salt
74
2021
2022


TOTAL COST OF OIL PRODUCED
US$/boe
+15%
35
40
17
13
5
17
18
6
2021
2022
Depreciation, depletion and amortization
Government take
Lifting cost

Investments proceed in Campos Basin, with new complementary wells and initiatives for emissions reduction


Jubarte
Roncador
Albacora
Marlim
Barracuda
Marlim Leste
Marlim Sul
Espadarte
Tartaruga Verde
Caratinga
Bacia de Campos

14 — **NEW COMPLEMENTARY WELLS IN 2022***
10 production/ 4 injection

+94 mbpd — **INCREASE IN PRODUCTION POTENTIAL**

ACTIONS TO REDUCE GREENHOUSE GAS EMISSIONS

- Turbogenerators optimization
- Oil and gas treatment process
- Commissioning and operation of Flare Gas Recovery Units (FGRUs) in P-58 and P-62

Estimated emission reduction in Campos Basin in
130,000 ton CO_2e in 2022

** 1 new production well in Albacora Leste in 2022. Divestment of the field completed*

We have acquired 3 exploratory blocks in the 1st bid of Permanent Offer of Production Sharing Contracts



NORTE DE BRAVA

Sinergy with existing revitalization projects, and potential of a quick return.

Petrobras 100%
Surplus oil for the Brazilian government: 61.71%
Bonus (Petrobras Share): R$ 511,692,000



ÁGUA MARINHA

Expectation of accumulation in the pre-salt and post-salt for implementation of new generation greenfields. High exploratory potential in mature fields.

Petrobras 30% (OP) TotalEnergies 30% Petronas 20% QatarEnergy 20%
Oil Surplus for Union: 42,4%
Bonus (Petrobras Share): R$ 19,632,900



SW DE SAGITÁRIO

Expectation of accumulation in the Pre-salt. Sinergy with other exploratory projects for an integrated development, specially Sagitário. Exploratory campaign together with appraisal wells might leverage high pressure areas.

Petrobras 60% (OP) Shell Brasil 40%
Surplus oil for the Brazilian government: 25%
Bonus (Petrobras Share): R$ 198,153,600

Natural gas accumulation discovery in Colombia Deep Waters

TAYRONA BLOCK
Natural gas accumulation discovery in the exploratory well Uchuva-1

- Drilling in deep water Colombia: water depth of 830 meters, 32 km from the coast
- Discovery: potential to transform geological geophysical solutions and data science applications for the O&G business
- Consortium will carry on with activities, to evaluate the dimensions of the new gas accumulation
- Commitment of 2 wells:
  Uchuva-2 (Appraisal well)
  Buena Suerte (2nd exploratory)
- Petrobras: 44.44% (OP)
  Ecopetrol: 55.56%


TAYRONA
Uchuva-1
Barranquilla
Santa Marta
Cartagena
Medellin
VENEZUELA
COLÔMBIA
Bogotá
0 50 100
km

We have incorporated 2 billions boe to our reserves, surpassing the record of 1.97 billion boe, from 2021



PROVED RESERVES
billion boe
9.9
-0.9
-0.5
2.0
10.5
2021 Reserves
2022 Production
Assignments and ACPs* of Atapu and Sépia
Incorporations
2022 Reserves

- Ongoing development of the Búzios field
- New projects to increase oil recovery in other fields, in Campos Basin and Santos Basin
- Incorporations due to the good performance of the deposits
- Contract extension of Leste do Urucu and Rio Urucu fields

Reserve/Production Ratio

2021	2022
11.0 years	12.2 years

* ACPs: Portuguese acronym for *Acordos de Coparticipações* (Co-Participation Agreements)

highlights in Production Development



P-71 in the Itapu Field 1st oil early than planned

João Henrique Rittershaussen
Chief Production Development Officer

Focus on project management with solid governance reflected significant progress in Production Systems implementation in 2022

HIGHLIGHTS IN 2022

Start-up
- FPSO Guanabara in Mero field
- P-71 early than planned in Itapu field

Ramp-up
- P-68 reached full production capacity in Berbigão and Sururu fields
- High efficiency of new production units

Projects' Progress
- FPSO Anna Nery arrival at Marlim field
- FPSOs Alm. Barroso (Búzios 5) and A. Garibaldi (Marlim 1) arrival at shipyard in Brazil

Contracting of FPSOs
- 3 owned FPSOs Contracting for Búzios field
- FPSOs contracting initiated for Albacora´s Revit, Atapu 2 and Sépia 2



Start-up
2022
2023
2024
2025
2026
2027
Mero 1 Guanabara 180 Kbpd
Itapu P-71[1] 150 Kbpd
Itapu P-71[1] 150 Kbpd
Marlim 2 Anna. Nery* 70 Kbpd
Búzios 5 Alm. Barroso* 150 Kbpd
Marlim 1 A. Garibaldi* 80 Kbpd
Mero 2 Sepetiba* 180 Kbpd
Mero 3 Mal. Duque de Caxias* 180 Kbpd
Búzios 7 Alm. Tamandaré* 225 Kbpd
IPB Maria Quitéria* 100 Kbpd
Búzios 6 P-78 180 Kbpd
Mero 4 Alexandre de Gusmão* 180 Kbpd
Búzios 8 P-79 180 Kbpd
Búzios 9 P-80 225 Kbpd
Búzios 10 P-82 225 Kbpd
Revit Albacora* 120 Kbpd
Búzios 11 P-83 225 Kbpd
SEAP 2* 120 Kbpd
SEAP 1* 120 Kbpd
BM-C-33 126 Kbpd
Pre-salt under implementation
Post-salt under implementation
Non-operated
Pre-salt under contract
Post-salt under contract

* Chartered unit
[1] Operations started in December 2022, early than planned

We keep maintaining high efficiency in PD Projects as the result of optimizations effort and new technologies implementation

WELLS

Well construction average cost
US$


-26%
-53%
2019
2020
2021
2022
Pre salt
Post-salt

Historical record of 35 days in a well construction duration reached in 2022 in the Marlim field

SUBSEA SYSTEMS

Pre-salt well connection average cost
US$


-21%
2019
2020
2021
2022

Well connection in 2022 with rigid pipelines immune to SCC-CO_2 with 30% lower costs than average for the year

SURFACE SYSTEMS

Owned Units efficiency*
%


100%
+21%
70%
2019
2020
2021
2022

**Specific platform efficiency in the first 3 years of operation: Replicants Family and Buzios Units*

Specific monthly efficiency of platforms with up to 3 years of operation above 95% in 2022

P-71 first oil early than planned in Itapu field



P-71 · 1st oil
in December 2022

Last FPSO of the Replicants Project

Learned lessons for future Owned Units

Capacity to produce **150 thousand** barrels of oil per day and process 6 MM of m3/d of gas

High productivity of the 1st producing well: 51* kbpd

Emission reduction technologies

Ramp-up: expected conclusion in 2H23

Total of 12 wells, among producers and injectors

** Average of January 2023*

Ramp-up projects with outstanding operational performance

Berbigão and Sururu P-68

- **Jun · 22** — Unit's nominal production capacity reached
- **Current** — 9 producing and 5 injection wells connected
- **2022** — Operated at 100% efficiency in july and august



CURRENT OPERATED PRODUCTION
149 kbpd*

Mero FPSO GUANABARA

- **Jan · 23** — Unit's nominal production capacity reached, with 183 kbpd peak of production on January 25th
- **Current** — 4 producing and 3 injection wells connected
- **2022** — Operated with high efficiency throughout the year and had 97% gas utilization as of October



CURRENT OPERATED PRODUCTION
170 kbpd*

Sépia FPSO CARIOCA

- **Current** — 4 producing and 2 injecton wells connected
- **2022** — Operated at 100% efficiency in September and reached a record production on pre-salt platforms in November- 174,000 bpd



CURRENT OPERATED PRODUCTION
168 kbpd*

** Average of January 2023*

Status of the next 4 projects to start operation in 2023

REVIT DE MARLIM 2
FPSO Anna Nery

Arrival at Marlim field on November 25th . Mooring concluded. Preparatory activities to start-up in progress



BÚZIOS 5
FPSO Alm. Barroso

Arrival at Buzios field on February 15th. Mooring activities started



REVIT DE MARLIM 1
FPSO A. Garibaldi

Arrival at EJA (Jurong Aracruz Shipyard) on December 26th for commissioning, inspections and tests stages



MERO 2
FPSO Sepetiba

In integration and commissioning systems' stage in China



1Q 2023 | 2Q 2023 | 2H 2023

Status of projects scheduled to start operations in 2024

MERO 3 FPSO Mal. Duque de Caxias	BÚZIOS 7 FPSO Almirante Tamandaré	INTEGRADO PQ. BALEIAS (IPB) FPSO M. Quitéria
Hull conversion concluded. Construction and modules lifting in progress	Hull in final stage of construction. Modules' construction in progress both in China and Brazil	Hull conversion in progress. Modules'construction in progress at all contracted sites









FPSO Marechal Duque de Caxias

We started Atapu 2 and Sépia 2 FPSOs contracting and expect 30% of emission reduction in the Projects

ALL ELECTRIC PROJECT

- High capacity: 225 kbpd and 10 MM m3/gas per day
- P-84 (Atapu 2) and P-85 (Sépia 2) contracting started on December 22th
- Start-up in 2028



SOLUTIONS ADOPTED IN THE PROJECTS

- Topside electrification (*All Electric*)
- Deep sewater intake (>100 m)
- Seawater cooling system optimization
- Gas treatment and compression system optimization
- Cargo tanks HC blanketing and recovery



-30%
GHG emissions
100%
70%
Reference Project
All Electric

Highlights in refining park modernization and projects of environmental commitments

HIGHLIGHTS IN 2022

START-UP

Regap – URE adaptation (Sulfur Recovery Unit)

CONTRACTING

RPBC closed blowdown EPC contract signed in April

REPLAN – HDT new unit EPC contract signed in May

RNEST SNOx EPC contrac signed on October

2023 CHALLENGES

START-UP

REDUC - HDT revamp

CONTRACTING

REVAP - HDT revamp Contracting conclusion

Route 3 Integrated Project - remaining scope of the Natural Gas Processing Unit Contracting conclusion and resume of works

Alemoa Terminal - Contracting conclusion and start of works

RNEST - contracting conclusion and start implementation of train 1 revamp



URE (Sulfur Recovery Unit) - REGAP



Refining and Natural Gas

highlights

Rodrigo Costa Lima e Silva
Chief Refining and Natural Gas Officer

The Refining Facilities closed 2022 with the highest level of utilization in the last 5 years



UTILIZATION FACTOR (%)
+9 p.p.
79
79
80
83
88
2018
2019
2020
2021
2022



PRE-SALT OIL PROCESSED (%)
+23 p.p.
39
44
54
59
62
2018
2019
2020
2021
2022

+ **Investment in the Refining facilities: R$ 4,7 billion** in maintenance stoppages in the biennium 21/22, 39% higher than the previous biennium, ensuring reliability and operational continuity of the assets
+ **Greater adherence of the refining facilities to Petrobras' production profile: 23 projects** to increase processing capacity in the pre-salt in the 2021/22 biennium
+ **Operational Availability: 8 Refineries** with availability at the level of the best American refiners in 2022

RefTOP: Our Trajectory for More Efficient Refining

ENERGY INTENSITY



-9,0 points
116.5
115.1
113.1
107.5
2019
2020
2021
2022

Increased energy efficiency of the facilities: produce more while consuming less

EMISSION INTENSITY

$kgCO_2e/CWT$



-9,1%
41,7
40,2
39,7
37,9
2019
2020
2021
2022

Sustainability in the energy transition: lower emissions

DELIVERY OF 8 PROJECTS FROM THE RefTOP PORTFOLIO



Heat recovery exchangers of the Coke-I at REPLAN, less 9 thousand t/y of CO_2 emitted and avoiding the consumption of 13 thousand m^3/day of natural gas

We increased the production of S10 Diesel, in line with the market evolution

OIL PRODUCTS PRODUCTION
kbpd


1,828
1,852
1,743
Diesel
716
726
691
Gasoline
356
409
388
LPG
125
122
116
Fuel Oil
293
280
215
Others
338
315
333
2020
2021
2022

DIESEL
kbpd


S10: +10 p.p.
S10 Diesel
46%
50%
56%
S500 Diesel
47%
44%
37%
Maritime Diesel
7%
6%
7%
2020
2021
2022

RECORD ANNUAL PRODUCTION OF S10 DIESEL

TOTAL REFINING
386 kbpd

REPLAN • 97 kbpd
RPBC • 52 kbpd
REFAP • 41 kbpd
REGAP • 42 kbpd
REDUC • 21 kbpd

BioRefining Program: we launched R5 Diesel

Technological leadership transformed into commercial reality

- Diesel production with 5% of renewable content in REPAR's co-processing, with potential for 10%
- REPAR marks a new milestone with the operation of a captive tank for R5 Diesel, allowing flexibility in product deliveries to customers.
- Reliability and good performance after six months of testing
- Performance equal to fossil diesel

Investments to position ourselves among the world leaders in biorefining


REPAR (existing)
21 %
REPAR (expanding)
30 %
RPBC
9 %
REDUC
8 %
REPLAN
33 %
+154
kbpd
R5 Diesel





Water reuse: an important practice for our sustainability

- **Largest water reuse initiative in Brazil:** agreements were formalized with the intention that the concessionaire Águas do Rio will start supplying reuse water.
- **With the advancement of understanding between the parties and the signing of definitive contracts will enable:**
- ***The reuse of 29 million m^3/year of reuse water in REDUC and Gaslub operations*** *(enough to supply a city with 250 thousand inhabitants).*
- ***That as of 2024, REDUC will use exclusively reused water*** *in its industrial processes, without collecting fresh water.*

Petrobras' commitment is to reduce our freshwater withdrawal by 40% by 2030.

We guaranteed reliability in gas delivery and launch new products

- We guarantee a 99.9% natural gas **delivery service rate from our flexible portfolio.**
- **We launched a new portfolio of** gas products and signed contracts with different terms (5 and 9 years) with CDLs and free consumers.
- **We started the NG processing service,** with the signing of contracts for shared use of the Cabiúnas Processing Unit.



NATURAL GAS BALANCE
million m³/day
85
Thermal
32
N-Thermal
40
Refining
12
58
11
35
11
2021
2022
85
LNG
23
Bolivia
20
Domestic
43
58
6
17
35
2021
2022

Our integrated thermoelectric facilities generates value and contributes to the safety of Brazil's renewable energy matrix

ELECTRIC MATRIX



100
100
27%
73%
78%
22%
World
Brazil
Renewable
Non Renewable

PETROBRAS GENERATION

MWmed



EAR *
33.1
58.0
-75%
3,419
859
2021
2022

** Stored Energy in % of maximum capacity*

5.3 GW

Capacity to consume 28 MM m^3/day of gas and serve 23 million residential consumers

POWER CONTRACTED AT AUCTION (GW)



2.4
1.9
1.4
0.9
0.2
1.8
1.3
2.9
2.4
2022
2023
2024
2025
2026
2027
Reconstracting in the 2021 Energy Auctions, with prices linked to LNG (JKM)

By 2022, we capture value in energy ...

Contributing to the energy efficiency of the refining facilities, generating a gain of US$ 48 million	Exporting 214 MWmed of Energy to Argentina, capturing a value-generating opportunity of US$ 57 million	Opportunities to generate value in the commercial Energy portfolio of US$ 187 million



Trading and Logistics
highlights

Cláudio Mastella
Chief Trading and Logistics Officer

PETROBRAS

2022 was a challenging year, given the limited international supply caused by the conflict in Ukraine



Highlights

Domestic Market	*Acting in a dynamic and competitive environment together with the other agents*
Global Market	*Resilience to major changes in the international scenario in oil and oil products*
Customers	*Contractual commitments fully met at a time of limited global energy supply*
Prices	*Alignment with the international market without passing on the volatility of conjunctural events*
Efficiency	*Increase in the efficiency of the integrated chain with improvement of the links: Logistics, Commercial, Refining and E&P*
Society	*Consolidation of a competitive and efficient market, with delivery of quality products*

Oil products sales

BRAZIL
kbpd


1,848
1,798
1,796
790
784
769
463
405
447
214
218
213
61
35
32
320
356
335
4Q21
3Q22
4Q22
DIESEL
GASOLINE
LPG
FUEL OIL
OTHERS

EXPORTS
kbpd


261
28
233
165
40
125
179
5
174
4Q21
3Q22
4Q22
OTHER OIL PRODUCTS
FUEL OIL

- Higher gasoline sales due to the typical seasonality and higher competitiveness against ethanol in the period, and lower diesel sales due to its seasonality, which favors consumption in 3Q22

Oil sales


BRAZIL
kbpd
83
202
153
4Q21
3Q22
4Q22


EXPORTS
kbpd
440
363
614
4Q21
3Q22
4Q22


TOTAL
kbpd
523
565
767
4Q21
3Q22
4Q22

- Higher oil sales due to the realization of ongoing exports at the close of 3Q22

Change of oil export flow



DESTINATION OF OIL EXPORTS
%
4%
3%
8%
14%
9%
62%
7%
3%
12%
19%
13%
46%
9%
2%
17%
30%
9%
33%
Others
USA
Latin America
Europe
Asia
China
2020
2021
2022



OIL EXPORT BASKET
%
41
51
48
Búzios
37
30
22
Tupi
22
12
18
Others
0
7
12
Atapu
2020
2021
2022

- Buzios remains the main stream oil in the export basket, representing half of the volume sold.
- Our global market coverage and development of new customers have been instrumental in changing the flow of our exports in search of value generation and taking advantage of new arbitrage.
- Focus on market development for pre-salt oils, with refineries added to the customer base of exportable streams. In 2022 there were 15 new refinery-oil pairs.

Market share

LIGHT VEHICLES (OTTO CYCLE)

- GSL A Prod. Petrobras
- GSL A Prod. Other Players
- GSL Imp. Petrobras
- GSL Imp. Other Players
- Ethanol
- VNG



2021
5%
44%
42%
3%
7%
2022
5%
40%
40%
2%
4%
10%

About 80% of the automobile fleet in circulation is flex.
By 2022, gasoline has gained a share in consumer choice.

HEAVY VEHICLES (DIESEL CYCLE)

- DSL Prod. Petrobras
- DSL Prod. Other Players
- DSL Imp. Petrobras
- DSL Imp. Other Players
- Biodiesel



2021
11%
13%
10%
65%
2022
10%
12%
9%
8%
60%

Source: ANP data and Petrobras analysis



Delivering products with a smaller carbon footprint

R5 DIESEL



In 4Q22 we commercialized R5 Diesel after concluding tests under real-world conditions of use in buses in Curitiba, which confirmed the product's performance, reliability and lower emissions.

BUNKER WITH RENEWABLE CONTENT



In 4Q22 there was the first bunker supply with renewable content in the country. The two-month test will assess the logistical challenges associated with the use of the product.

CAP PRO ASPHALT


PETROBRAS
capPRO

In 2022 we were working on the development of the new generation asphalt, CAP PRO, with a lower carbon footprint that will be launched during 2023.

Trading and Logistics Highlights

Active commercial management ensuring adequate market share for the efficient operation of assets, with value generation, in a challenging context

The S-10 Diesel sales have been growing consistently, representing 59% of the total diesel sales in 2022 with an increase of 3 p.p. in relation to 2021

Implementation of new contracting models as a commercial competitiveness lever (Asphalts, LPG, Fuel Oils)

In 2022 we have sought new commercial opportunities with the start of Bunker supply in SUAPE and the purchase of NG liquids from other producers in Brazil



Trading and Logistics Highlights

Greater logistical efficiency with record levels of utilization of our fleet of ships and of diesel and gasoline movement in the Paulínia - Brasília (OSBRA) pipeline, the result of efforts to remove bottlenecks, increasing operational flexibility and efficiency.

Reduction of illegal taps by 45% of occurrences and 50% of the volume stolen in relation to 2021. More intense focus on urban areas, minimizing risks to the population.

New logistic operations provided business opportunities.
The highlights were the new sales hub in the Midwest and the export of Green Petroleum Coke from REPLAN through Imbituba-SC.

The Integrated Exploration and Production Logistics Center (CILEP) began operating , orchestrating the logistics of cargo and passengers, operation of ocean terminals, and emergency control for more than 100 maritime units distributed along the Brazilian coast.

Improved emission profile of the ship fleet with the incorporation of low fuel consumption vessels (Eco Type) making it more sustainable.



Materials Inventory Management and Storage

PID (Integrated Demand Planning) - *we started the implementation of the PID process using the S&OP methodology so that all players in the Supply Chain of Materials and Services (Maintenance, Operation, Contracting, Logistics) have a single planning, sharing priorities and objectives*

Balance of the Supply Chain from the greater alignment among the areas

Monthly Cycle



- *Increased safety and operational integrity*
- *Increased horizon and visibility planning*
- *Focus on preventive action*
- *Smallest Carbon Footprint in the Supply Chain*
- *Improved Supply Chain service level*

Successful pilot: 3D printing application at REPLAN in 2022

Successful partnership between DC&L, E&P, RNG and Cenpes join forces to implement 3D printing of polymers for MRO (Maintenance, Repair and Operations) parts supply promoting supply chain innovation



PETROBRAS



P-71
Itapu field

4th quarter 2022 Performance

www.petrobras.com.br/ir